FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PLAINS EXPLORATION & PRODUCTION COMPANY

REGISTRATION STATEMENT NO. 333-185747

333 North Central Avenue ¡ Phoenix, AZ 85004	Financial Contacts:		Media Contact:
	Kathleen L. Quirk	David P. Joint	Eric E. Kinneberg
	(602) 366-8016	(504) 582-4203	(602) 366-7994

Freeport-McMoRan Copper & Gold Inc. and

Plains Exploration & Production Company

Announce Preliminary Results of Merger Consideration Election

PHOENIX, AZ, and HOUSTON, TX, May 16, 2013 – Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and Plains Exploration & Production Company (NYSE: PXP) today announced the preliminary results of the elections made by PXP stockholders regarding the form of merger consideration to be received in connection with FCX’s pending acquisition of PXP, which is currently expected to be completed on May 20, 2013.

As previously announced, on December 5, 2012, FCX and PXP announced that they had entered into a definitive merger agreement pursuant to which FCX will acquire PXP. Pursuant to the merger agreement, PXP stockholders were entitled to elect to receive, for each share of PXP common stock held, either cash or shares of FCX common stock with a value equal to the sum of 0.6531 shares of FCX common stock and $25.00, subject to proration in the event cash is oversubscribed or undersubscribed.

As of May 15, 2013, approximately 132,285,291 shares of PXP common stock, including restricted shares and shares subject to certain restricted stock units (“RSUs”) which are entitled to make a merger consideration election under the terms of the merger agreement, were outstanding (the “outstanding PXP shares”). Based on available information as of the election deadline of 5:00 p.m., New York time, on May 15, 2013, the preliminary election results were as follows:

•	holders of approximately 38,503,126 PXP shares (including holders of restricted shares and certain RSUs), or approximately 29.1% of the outstanding PXP shares, elected to receive cash;

•	holders of approximately 60,231,439 PXP shares (including holders of restricted shares and certain RSUs), or approximately 45.5% of the outstanding PXP shares, elected to receive FCX common stock; and

•

holders of approximately 33,550,726 PXP shares (including holders of restricted shares and certain RSUs), or approximately 25.4% of the outstanding PXP shares, did not make a valid election or did not deliver a valid election form prior to the election deadline.

PXP stockholders electing to receive FCX common stock may be prorated and consequently are expected to receive approximately 98.7% of their merger consideration in FCX common stock and the remainder in cash. PXP stockholders electing cash and stockholders who did not make a valid election or did not deliver a valid

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election form prior to the election deadline are expected to receive all of their consideration in cash. No fractional shares of FCX common stock will be issued, and PXP stockholders will receive cash in lieu of fractional shares. These amounts and allocations are estimates based on preliminary information and assumptions regarding transaction timing, and may change.

If the necessary PXP stockholder approval is obtained and the other conditions to closing are satisfied, the final allocation of the merger consideration will be computed using the formula set forth in the merger agreement and announced in a press release.

ABOUT FREEPORT-MCMORAN COPPER & GOLD INC.

FCX is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world’s largest producer of molybdenum.

The company’s portfolio of assets includes the Grasberg minerals district, one of the world’s largest copper and gold mines in terms of recoverable reserves; significant mining operations in the Americas, including the large scale Morenci and Safford minerals districts in North America and the Cerro Verde and El Abra operations in South America; and the Tenke Fungurume minerals district in the Democratic Republic of Congo. Additional information about FCX is available on FCX’s website at www.fcx.com.

ABOUT PLAINS EXPLORATION & PRODUCTION COMPANY

PXP is an independent oil and gas company primarily engaged in the activities of acquiring, developing, exploring and producing oil and gas in California, Texas, Louisiana, and the Deepwater Gulf of Mexico. PXP is headquartered in Houston, Texas. Additional information about PXP is available on PXP’s website at www.pxp.com.

MEDIA CONTACTS

FREEPORT-McMoRan COPPER & GOLD

Eric E. Kinneberg

(602) 366-7994

PLAINS EXPLORATION & PRODUCTION COMPANY

Hance Myers

(713) 579-6291

INVESTOR CONTACTS

FREEPORT-McMoRan COPPER & GOLD

Kathleen L. Quirk	David P. Joint
(602) 366-8016	(504) 582-4203

PLAINS EXPLORATION & PRODUCTION COMPANY

Hance Myers

(713) 579-6291

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Cautionary Statement Regarding Forward Looking Statements: This press release contains forward-looking statements concerning the proposed transaction, the expected timetable for completing the proposed transaction, and other matters. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of FCX, PXP or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transaction, the timing of consummation of the proposed transaction, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of FCX to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the Securities and Exchange Commission (the “SEC”) by FCX and PXP from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. Neither FCX nor PXP undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information about the Proposed Transaction and Where to Find It: In connection with the proposed transaction, FCX has filed with the SEC a registration statement on Form S-4 that includes a definitive proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by FCX and PXP with the SEC at the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of FCX or PXP at the following:

Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
333 N. Central Ave. Phoenix, AZ 85004 Attention: Investor Relations Phone: (602) 366-8400 Email: ir@fmi.com	700 Milam, Suite 3100 Houston, TX 77002 Attention: Investor Relations Phone: (713) 579-6000 Email: investor@pxp.com

FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s 2012 Annual Report on Form 10-K, filed with the SEC on February 22, 2013, as amended on April 23, 2013. Information about PXP’s directors and executive officers is available in PXP’s 2012 Annual Report on Form 10-K filed with the SEC on February 21, 2013, as amended on February 25, 2013 and April 29, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials which may be filed with the SEC regarding the merger. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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